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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Amazing Technologies Corp.
(Name of Small Business Issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	98-0450144 (I.R.S. Employer Identification No.)
23 Corporate Plaza Drive, Suite 200 Newport Beach, CA (Address of principal executive offices)	92660 (Zip Code)
(949) 706-7845 Issuer's telephone number
Securities to be registered under Section 12(b) of the Act: None
Securities to be registered under Section 12(g) of the Act: Common Stock, par value $0.001 (Title of class)

        Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I

        This Registration Statement on Form 10-SB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended; and Section 21E of the Securities Exchange Act of 1934, as amended. We, Amazing Technologies Corp., intend that such forward-looking statements be subject to the safe harbors created by these statutes. Statements in this filing about our future results, level of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. Accordingly, to the extent that this Registration Statement contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of our operations, please be advised that our actual financial condition, operating results and business performance may differ materially from those projected or estimated by us in forward-looking statements. The differences may be caused by a variety of factors, including, but not limited to, the difficulty of forecasting for a start-up operation with little operating history; the inability to generate customer acceptance or demand for our products; lower sales and revenues than forecast; competition and the entry of new competitors and products; obsolescence of our products and services; technical problems with our products and services; inadequate capital; unexpected costs and operating deficits; inability to carry out marketing and sales plans; loss or retirement of key executives; and other specific risks that may be described in this Registration Statement or in other reports filed by us with the Securities and Exchange Commission. In addition, our business and operations are subject to substantial risks that increase the uncertainty inherent in the forward-looking statements. The inclusion of forward-looking statements in this Registration Statement should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Forward-looking statements are based on management's beliefs, expectations and projections on the date they are made. We assume no obligation to update forward-looking statements if management's beliefs, expectations or projections or other circumstances should change. Investors should not place undue reliance on forward-looking statements.

WHO WE ARE

        Unless otherwise noted the terms "AZTN," "Amazing," the "Company," "we," "us," and "our," refer to past and ongoing business operations conducted in the form of Amazing Technologies Corp.

Item 1.    Description of Business.

The Company

        Amazing Technologies Corp. (AZTN.PK) is an early stage public company whose goal is to be a strategic acquirer and integrator of web-based services and real time solutions for small and mid-sized corporations requiring automation, web enablement, ecommerce, mobility and security solutions utilizing Java and .NET "web services" for fast integration with external information.

        The Company was formed in December 2004 to take advantage of a perceived market opportunity. A market has developed in the large enterprise space for professional services firms offering solutions as "web services" or reusable, subscription-based offerings. Strategists at leading firms such as IBM, HP, Microsoft and Oracle have already positioned product offerings in this space to cater to the large enterprise market. Amazing Technologies Corp. is being launched to deliver these solutions to the small and medium enterprise space.

        We intend to grow primarily through strategic acquisitions. In our acquisitions, we are targeting two types of technology companies: (1) "orphaned" software companies whose investors have funded exceptional engineering to create a market-ready product, but did not raise enough funds to market that technology for acceptable market traction, and (2) professional services firms, value added resellers and application service providers ("PSFs") of up to $25 million in annual revenues that have significant customer bases and profitability, but low margins. By acquiring these companies at reasonable values and combining the two company types, we intend to provide our customer base with value added solutions and support that justify higher profit margins.

The Opportunity

        Technology advances in computer networks and enterprise software have fostered significant improvement in information flow and operating process for enterprise uses. The recent push in enterprise software has been the development of web-based services and real-time solutions. These solutions are primarily built on Java and .NET technologies, and allow for information stored in one application to be accessed and used by others. This has the potential to revolutionize information flow in the enterprise, where previously individual computer applications were independent silos of data and information.

        Often, however, enterprise software solutions have involved substantial upfront costs as well as specialized services for installation, training and maintenance. These costs initially relegated significant enterprise software solutions to the larger enterprise that could afford the investment necessary to integrate the solutions and capture the operating efficiencies.

        The complexity of the computer networks and solutions have lead to the formation of a number of PSFs that provide expertise on the set up and operation of these solutions. A substantial number of these PSFs are local or regional in scope, and they generally sell a variety of third party solutions.

The Solution

        Amazing has developed a targeted acquisition strategy to create value by cherry picking from the fertile ground of hundreds of millions of dollars of existing software and services intellectual property ("IP") that has matured from R&D but has not crossed the chasm to market acceptance. We have developed a blue print for targeting and assimilating intellectual property into a sophisticated stack that will allow us to offer proprietary standards-based solutions that will help companies migrate from legacy software architectures into efficient web-based, real-time environments.

        We plan to drive the benefits of these once-expensive integration platforms down to the small-medium business ("SMB") market by selling the technology platform through to the customer base of the PSFs we acquire. SMB clients will then be able to adopt the features and functionality of their much larger rivals for a fraction of the cost in areas such as electronic commerce, supply chain management ("SCM"), customer relationship management ("CRM"), enterprise resource planning ("ERP") and business process management ("BPM").

Initial Acquisitions

        Business Process Management (BPM) Software.    On March 15, 2005, we acquired an exclusive worldwide license to use and distribute a BPM software platform from 4159748 Canada Inc., an entity owned and controlled by our director. This platform can be best viewed as a rules-based design, modeling, integration and execution environment. It resides atop other middleware components and supports real-time aggregation and event-driven processing. The three core components of the BPM platform are: 1) a process and workflow automation engine that provides an integrated, graphical environment for both low and high level business processes and the rules that govern their execution; 2) a messaging integration layer that facilitates data translation and real-time communication between disparate applications, data sources and personnel; and 3) technology adaptors that support cross middleware integration (for major product suites) and integration for custom business logic. In short, BPM provides the ability to monitor and manage processes and transactions while facilitating the modification and re-use of existing process models. It is designed to free up IT resources and reduce development and maintenance costs because all of this can be done by business analysts instead of expensive programmers.

        Content Management Software.    Effective May 16, 2005, the Company acquired substantially all of the assets of Versifi Technologies, Inc. ("Versifi") an entity affiliated with one of our officers. The acquisition included Versifi's content management software and its personalization software, marketed under the name Adaptive Information Server. The content management software provides a single access point from which users can access multiple applications and data sources. The ability to unify content and application functionality across the extended enterprise and facilitate component reuse in a way that is user centric positions this software as an ideal toolset for accessing web based services. Versifi invested over $4 million in research and development on the software. The personalization software uses click-stream analysis, collaborative filtering and user-profiling to provide content tailored to individual users' preferences. The "predictive technology" quickly learns about a user's preferences and then delivers personalized "smart" content and menus, generating more relevant content to PC and mobile users. The technology layer was developed by a long-time chair of computer science at UC-Irvine, and some of his PhD. students. Several articles about the technology have been published by the inventors regarding its implementation of "Bayesian Algorithms" embedded intelligence in all web-based services software solutions. Seed investors provided $2 million for research and development.

        ERP and Systems Integration.    Effective June 17, 2005, the Company entered into a material definitive agreement to acquire all of the issued and outstanding capital stock of Hanson Prince Pty. Ltd. A.C.N. Number 103 806 953, d.b.a. Cserv, an unrelated Australian corporation ("Cserv"). Cserv is an Australian based ERP system company focused on delivering software, web and mobility solutions to medium-sized manufacturing and distribution enterprises in Australia and New Zealand. The acquisition involves intellectual property and is the Company's first PSF. The purchase price on the agreement is based on Cserv's net income through the period ended June 30, 2005. Closing under the agreement is subject to certain customary conditions including accuracy of representations and warranties, the absence of material adverse changes and compliance with certain covenants.

Additional Software Targets

        In addition to the software acquired from 4159748 Canada Inc. and Versifi, we are looking at the following categories of solutions for potential targets:

        ERP Software.    We are evaluating options for acquiring additional ERP software that integrates an enterprise's core document management, workflow/process engineering and real-time e-commerce processes with its supply and value chain, resulting in a complete business solution. Traditional ERP solutions have been expensive and time consuming to deploy, restricting their use to large enterprises. Amazing plans to exploit a gap in the market for medium enterprise systems that can be implemented through a leveraged channel model at a price that medium size enterprises can afford.

        Security/Network Performance Software.    One of the chief impediments to the widespread deployment of web-based services is the challenge of how to best establish security and optimize performance for a real-time based environment. Accordingly, we are actively targeting companies with software that has unique or protected solutions to network security and performance. We anticipate strong demand for these applications, which hold the potential for significant customer savings on bandwidth costs and other benefits such as accelerating business critical applications, enhancing user productivity and increasing return on investment in information systems infrastructure. The market for these products encompasses the many thousands of medium and large organizations that operate a multi-location network and that have substantial data traffic. We believe that the development and adoption of additional applications such as voice and video on the data network will enhance demand and further drive this market.

        Business Intelligence (BI) Software.    Business intelligence and analytic software is playing an increasingly important role within enterprises as they seek to exploit the vast amounts of structured and unstructured data collected by various systems. The Company has prioritized the acquisition of business intelligence engines that track, monitor and analyze interactions between parties sharing web services across the internet. These tools are evolving from a passive reporting system to a proactive platform enabling data mining in the context of guided analytics and advanced visualization. These engines will also add considerable functionality to business process management applications, enabling more effective monitoring of inter-company transactions and other business processes.

        E-Commerce Solutions.    We are evaluating targets that develop e-commerce tools and solutions, such as payment gateways, credit card processing and services to e-commerce vendors.

Professional Services Firms ("PSF") Targets

        We are basing our affinity for acquiring PSFs on the underlying premise "that is where the customers are." The role of our PSF consultants as systems integrators and component assemblers will position them in the direct path of business line managers and other decision makers within existing customer organizations. Through the PSFs we hope to develop more strategic customer relationships and acquire heightened vertical and business domain expertise, which we hope to turn into margin expansion. Growing our geographic footprint and proprietary real-time solutions portfolio will allow us to potentially become the prime integrator for a customer's needs. Customers will gain confidence in our ability to provide long-term support services and, as a result, they will be more likely to choose us as a preferred supplier.

        Our current evaluation suggests that we can acquire these PSFs for approximately the same amount as their annual revenue. Our targeted sweet spot is a large pool of PSFs that typically operate within a radius of 350 miles of their head office, are best-of-breed in terms of their current licensed offerings (i.e. Platinum Partners) and generally have revenues of less than $25 million. We've selected this segment because of current valuations and the probability that these acquisitions will create very little customer overlap and are highly repeatable.

Employees

        As of June 15, 2005, the Company had no employees. The Company engages the services of its executive officers and key employees under the terms of consulting agreements which require them to devote as much of their time as is necessary to fulfill their duties.

Available Information

        Upon the effectiveness of this Registration Statement, we will become subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Station Place, 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

Item 2.    Management's Discussion and Analysis or Plan of Operation.

        The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding our financial position and results of operations should be read in conjunction with the Company's financial statements and notes thereto.

        The Company's inception was December 8, 2004. Our fiscal year ended March 31, 2005. For the period from inception through the end of the fiscal year, we had no revenues and have incurred a net loss of $190,050, consisting of general and administrative expenses for consulting fees, software licensing fees, and state income taxes.

        On March 15, 2005, we acquired a license to certain BPM software from 4159748 Canada, Inc., a related party. Effective May 16, 2005, we completed the acquisition of certain software assets from Versifi, a related party. On June 17, 2005, we entered into a purchase agreement to acquire all of the outstanding capital stock of Hanson Prince Pty, Ltd. dba Cserv, an Australian based ERP company. That transaction is scheduled to close in July 2005, subject to satisfactory completion of due diligence and other customary closing conditions.

Plan of Operations

        We have funded our operations to date from the sale of equity securities, including, in particular, a subscription agreement with J. Bradley Hall, our Chairman and CEO, for the sale of $1 million of Series A preferred stock and warrants. We anticipate using the balance of the proceeds from this subscription agreement to meet our immediate capital requirements through December 2005. We intend to augment this financing with the additional sale of debt or equity securities, if necessary, to bridge our operations until we are able to generate operating income from our acquisitions.

        Our operating expenses to date have consisted primarily of general and administrative expenses. Our general and administrative expenses have been minimal, as we did not bring consultants on until the end of the fiscal year. At this point, we have engaged our executive management and key employees under consulting agreements. If we are successful in making additional acquisitions of technologies or companies, we anticipate adding additional employees to support those acquisitions. We have not incurred any research and development expenses, and do not anticipate incurring any, except in connection with acquisitions.

        Our business plan is dependent on the acquisition of third party companies and technologies. We are targeting software development and web services companies that are generating revenue and positive cash flow. We believe that we can acquire these entities at reasonable values relative to their cash flow potential. Once acquired, we intend to improve cash flows through enhancing both economies of scale and economies of scope. We seek to acquire several technologies in a given submarket, eliminate repetitive costs and integrate with other technologies to create a comprehensive solution.

        The execution of this strategy depends upon the development of an active trading market for our common stock. We intend to make acquisitions with common stock and anticipate that the sellers of those entities will demand an active market as a condition of the transaction. In addition, we may seek to raise additional working capital through the sale of equity securities.

Liquidity

        As of March 31, 2005, we had no cash on hand and a working capital deficit of $5,550.

        We have not generated any revenues from operations and anticipate that we will incur an operating loss in the next fiscal year.

        We have financed our operations to date from the sale of equity securities, including the sale of Series A preferred stock and warrants for aggregate consideration of $1 million in the form of a subscription receivable. As of March 31, 2005, we received payments on this subscription receivable of $184,500, consisting of operating expenses paid directly by the shareholder. Under the terms of the subscription agreement for the Series A preferred stock, the balance of $815,500 is to be paid on or prior to October 31, 2005. From April 1, 2005 through July 13, 2005, we received $424,923 in payments on this subscription receivable; $350,000 in cash, and $74,923 of operating expenses and lease deposits paid directly by the shareholder. We believe that the proceeds from the sale of our Series A preferred stock together with cash flows from operations or the sale of additional debt or equity securities will be sufficient to fund operations for the remainder of the current fiscal year ending March 31, 2006.

        To the extent that we are required to raise additional funds to cover the costs of operations, we intend to do so through additional public or private offerings of debt or equity securities. We have negotiated a letter of intent with an institutional investor for up to $10,000,000 in standby equity financing. The letter of intent is non-binding, subject to execution of definitive agreements, and other conditions precedent. There are no commitments or arrangements for other offerings in place and no guaranties that any such financings would be forthcoming, or as to the terms of any such financings. There is no assurance that we will be able to raise additional funds. If we cannot, we will be forced to curtail our operations or possibly be forced to evaluate a sale or liquidation of our assets. Even if we are successful in raising additional funds, there is no assurance regarding the terms of any additional investment. Any future financing may involve substantial dilution to existing investors.

        As reported in the Report of Independent Registered Public Accounting Firm on our March 31, 2005 financial statements, the Company has incurred losses from inception and has yet to be successful in establishing profitable operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

Risk Factors

        An investment in the Company is highly speculative, and, accordingly, only persons who can afford the risk of loss of their entire investment should consider investing in the Company. The following factors, among others, must be carefully considered in evaluating whether to make an investment in the Company.

We are a start-up company and subject to numerous uncertainties about our ability to execute our business plan.

        Our operations are subject to the customary risks incidental to a start-up company in the software business. These risks include, but are not limited to, the absence of a fully developed organizational infrastructure, the lack of proven brands and/or products or established customer demand. In order to survive, we must succeed at product development, quality assurance testing, marketing and customer acquisition, financial management, staff training and development and the management and growth of an early stage venture. The Company may not be successful in addressing all or any of these issues and the failure of any one could significantly impair our business, financial condition and operating results.

We have no operating history and may have difficulty predicting future operating income and expenses. Investors will have only limited historical information from which to assess possible future results of operations.

        We commenced operations in December 2004. We have not generated any revenues from operations through March 31, 2005, the end of our first fiscal year. We have a very limited operating history upon which to base an evaluation of our prospective operations or results. As a result, we may have difficulty in accurately predicting revenues or costs of operations for budgeting and planning purposes. This could result in unexpected fluctuation in our future results of operations and other difficulties, any of which could make it difficult for us to maintain profitability and could increase the volatility of our common stock. Similarly, prospective investors will not be able to review past operations as a gauge to evaluate management execution, the ability to implement our business plan, the effectiveness of financial controls or other salient information.

Our business plan emphasizes strategic acquisitions of IP and PSFs as its core element, but we have not completed any independent acquisitions to date.

        A key premise of our business plan is that there are a number of under-funded companies that have developed software and unique IP in the web services space. Our success is predicated upon our ability to identify, acquire, integrate and market those assets though a network of PSFs that we intend to acquire. At this point in time, we have made two acquisitions, but they have each been from related parties. Mr. J. Bradley Hall, our Chairman and CEO, controls 4159748 Canada Inc. and Mr. Simon Arkell, our President, was also a director and president of Versifi at the time of that acquisition. We have entered into a stock purchase agreement to acquire all of the outstanding capital stock of Cserv, which will constitute the company's first unaffiliated acquisition upon its closing. To date we have not entered into any acquisition transactions with a third party from which a prospective investor could evaluate our acumen in making such decisions.

We have identified strategic acquisitions as a major component of our growth strategy and success in this strategy will depend upon our ability to identify, secure and integrate quality acquisition candidates.

        Our business plan includes growth through merger and/or acquisitions. Our ability to grow will therefore depend significantly on our ability to identify, structure and negotiate appropriate acquisitions. Further we will be required to implement operational, financial and management controls to successfully integrate diverse companies and products into an effective organization. Although our management team has successfully contributed to the growth of other companies, they have limited experience in integrating and managing diverse operations. Any failure to manage growth effectively would have a material adverse effect on our results of operations and its ability to execute our business strategy.

Our success depends upon our ability to identify, acquire and develop new products and rapidly evolving technologies.

        The market for web applications in which we intend to compete is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and products that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. There can be no assurance that technological developments will not render some of our products and services obsolete or that we will be able to respond with improved or new products, services and technology that satisfy evolving customers' expectations. Any failure to acquire, develop or introduce new products, services and enhancements in a timely manner could have a material adverse effect on our business, financial condition and operations.

The software industry is highly competitive and inherently risky.

        The software industry is characterized by large rewards for successful entities with few barriers to entry. As a result, it is characterized by large, well organized and well funded competitors and many small start-up companies. There are a number of factors that impact a software company's success, including software design, architecture, ease of use, features, functionality, stability, market awareness and acceptance, support and maintenance. Each of these factors represents an inherently uncertain risk that cannot be reliably predicted. The rate of failure for start-up software companies of all types is extremely high.

We will have to compete against significant well-funded competitors.

        We are developing and acquiring products that will work with Microsoft, Inc.'s .Net platform and Sun Microsystems, Inc.'s Java platform. We may face competition from those companies or other established software development companies such as Adobe, Macromedia or any one of thousands of other emerging software companies. Substantially all of these competitors have far greater capital, marketing and other resources than the Company. Those competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements and may be able to devote greater resources to the promotion and sale of their products and services. Our products may not obtain or retain a technical advantage or achieve significant market penetration. Competing firms may develop new or enhanced products that are more effective than any we have or may develop. Any increase in competition could result in material price reductions or our inability to obtain or retain market share and could have a material adverse effect on our business, financial condition and results of operations.

We may require additional capital in order to complete development of our software products and execute our business plan.

        We intend to raise additional capital from the sale of debt or equity securities in order to implement our business plan. There is no guaranty that we will be able to raise additional funds. If we cannot, we will be forced to curtail our operations or possibly be forced to evaluate a sale or liquidation of our assets. Even if we are successful in raising additional funds, there is no assurance regarding the terms of any additional investment. Any future financing may involve substantial dilution to existing investors.

Our management team is currently comprised of consultants, most of which are on short-term contracts and are not required to devote their full business time or attention to the Company's operations.

        We have entered into consulting agreements to provide for the services of our CEO, president and CFO. In the case of the president and CFO, these agreements are each for a term of six months expiring in October 2005 and allow the officers to provide services for other enterprises. We intend to renegotiate employment or consulting agreements with our management team before their expiration. However, there is no assurance that we will be able to retain these individuals or that the services they provide for other entities will not adversely impact their ability to provide services to the Company. Because of our small size we place heavy reliance on our executives. The loss of any of them could materially adversely impact our ability to conduct critical business operations.

Our success is dependent on our ability to attract, train and retain qualified managers and employees.

        Our immediate future success depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled employees. We have not yet retained operational management for certain key operating areas. As we develop we will have to attract and retain key managerial talent. The failure to retain and attract the necessary personnel could materially adversely affect our business, financial condition and operating results.

Our products may contain undetected "bugs" or defects which could be costly to repair and impair our reputation.

        Software products are complex and may contain undetected errors or "bugs" when introduced or when new products or versions are released. No assurance can be given that, despite testing, our products will not contain errors after commencement of commercial shipments. Repairing any such errors could be costly and time consuming. Further, the existence of any such defects could significantly impair our reputation, resulting in loss of market share or failure to achieve market acceptance. Any such occurrence could have a material adverse effect upon our business, financial condition and results of operations.

We rely on proprietary technology to develop and protect our competitive position, but we cannot guarantee that our efforts to protect our technology will be successful.

        We regard our software as proprietary and rely primarily on a combination of copyright, trademark, trade secret and confidential information laws and on employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. We cannot provide any assurance that these protections will be adequate to protect our intellectual property rights or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies.

We face the potential risk of infringement claims that can result in costly re-engineering, royalty agreements, or litigation.

        We believe that our current products, trademarks and other proprietary rights do not infringe on the proprietary rights of third parties. There can be no assurance that third parties will not assert infringement claims against us in the future with respect to current or future products, trademarks or other works or that such assertion may not require us to enter into royalty arrangements or result in costly litigation.

Our existing stockholders, including our officers and director, control a substantial interest in us and thus they may influence certain actions that may require a stockholder vote.

        J. Bradley Hall, our Chairman and CEO, beneficially owns approximately one third of our outstanding common stock and all of our outstanding Series A preferred stock. As a result, Mr. Hall has and will continue to have substantial control over the management and direction of the Company. It would be extremely difficult for any matter requiring shareholder vote to be approved without the consent of Mr. Hall.

There has not been an active trading market for our common stock and we may not be able to develop an active market that would provide liquidity and price protection to investors.

        The market for our common stock has been thin and sporadic. We have a very restricted public float. As a result, transactions in our shares may reflect the vagaries of a particular circumstance and are less likely to reflect the intrinsic value of the Company. We are filing this Registration Statement as part of a plan to develop an active market for our common stock in an effort to improve liquidity and shareholder value. The filing of this Registration Statement and the undertaking to file periodic reports with the SEC does not guaranty that an active market will develop for our common stock. In the event a regular public trading market does not develop, any investment in our common stock would be highly illiquid. Accordingly, investors in the Company may not be able to sell their shares readily.

We may be unable to meet changing laws, regulations and standards related to corporate governance and public disclosure when we become a fully reporting company.

        Our intermediate term plan to increase the liquidity of our common stock includes efforts to have the stock listed on the Over the Counter market or "Bulletin Board" or an exchange such as the AMEX or Nasdaq SmallCap Market. Each of these markets imposes criteria on listed companies which include both financial thresholds and corporate governance requirements. Those listing standards are subject to amendment and modification from time to time. Recent revisions imposed by the Sarbanes-Oxley reforms include heightened requirements for audit committees and audit committee members, enhanced processes for evaluating internal controls over financial reporting and public disclosure. We do not currently meet the requirements for listing on the AMEX or Nasdaq SmallCap Markets and there is no guarantee that we will be able to meet the financial and corporate governance standards that are currently in place or that may be imposed from time to time in the future. The inability to secure such a listing will limit the marketability of our common stock and may adversely impact both the market price and the liquidity of the trading market for our common stock.

We will incur increased costs as a result of being a fully reporting company with the SEC.

        Compliance with the reporting company obligations under the Exchange Act involves substantial costs, including the cost of an independent registered public accounting firm to review quarterly financial reports and prepare audited annual reports, the cost of directors and officers liability insurance and indemnification, the costs to implement internal control procedures for financial reporting and public disclosure, the cost of preparing quarterly, annual and periodic reports and filing them with the SEC and the cost of printing and mailing information related to shareholders meetings. We believe that these costs will be offset by the benefit of greater access to capital and an improved trading market and liquidity for our stockholders. However, the costs related to being public are largely fixed, while the benefits are dependent upon a number of factors, the success of which cannot be guaranteed.

Item 3.    Description of Property.

        We do not own any real property. Our executive offices are located at 23 Corporate Plaza Drive, Suite 200, Newport Beach, CA, 92660. We lease this space, comprising approximately 3,000 square feet of office space at a current lease rate of $8,234 per month under the terms of a sublease agreement which expires November 30, 2006.

Item 4.    Security Ownership of Certain Beneficial Owners and Management.

        The following table sets forth, as of May 15, 2005, certain information with respect to the beneficial ownership of common stock by (a) each of the Company's directors and (b) all directors and executive officers as a group. With the exception of J. Bradley Hall, the Company is not aware of any beneficial owner of more than 5% of its outstanding common stock. Each of the officers and directors can be reached in care of the Company at 23 Corporate Plaza, Suite 200, Newport Beach, CA, 92660. To the best of the Company's knowledge, each of such persons has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner	Common Shares		Percent of Class
Director and Executive Officers
J. Bradley Hall	13,000,000	(1)	35.1%
Simon Arkell	1,718,942		4.9%
Thomas Brown	100,000		* %
All executive officers and directors as a group (3 persons)	14,818,942	(1)	40.0%

*
Less than 2 percent.

(1)
Includes 1,000,000 shares of common stock issuable upon conversion of outstanding Series A convertible preferred stock and 1,000,000 shares issuable upon the exercise of outstanding warrants.

Item 5.    Director and Executive Officers, Promoters and Control Persons.

        The following table sets forth the names and ages of our current director, executive officers and key employees as well as the principal offices and positions held by each person. Our executive officers are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers currently serve under consulting agreements which generally carry a six-month term, subject to resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

Name	Age	Position
Director and Executive Officers
J. Bradley Hall	43	Chairman of the Board and Chief Executive Officer
Simon Arkell	39	President and Secretary
Thomas Brown	59	Chief Financial Officer
Key Employees
John Gainor	39	Director of Business Development

        J. Bradley Hall, Chairman and Chief Executive Officer.    Mr. Hall has served as the Chairman and CEO of the Company since its inception in December 2004. From 2000 to the present, Mr. Hall has served as chairman and CEO of a merchant bank that has raised over $150 million for early stage investments in emerging companies. In 1995, he was part of the team that launched The Triax Growth Fund, an investment fund. In 1994, Mr. Hall was the Canadian Director for a $100 million promotional "Campaign 95" that was an IBM sponsored retail channel push for OS2. From 1991 to 1995, Mr. Hall founded and served as CEO of Integrity Software, a software development company that developed and marketed a proprietary 'C' code generator. From 1986 to 1991, Mr. Hall served as Director of Business Development for Hav-Info Communications of Toronto, a then CDNX Venture Exchange (now Toronto Stock Exchange) listed developer of interactive, on-line yellow pages and live stock quote services for non-professionals. Mr. Hall holds a Bachelor's degree in International Business from Seneca College in Toronto, with a specific focus on corporate and trade finance.

        Simon Arkell, President.    Mr. Simon Arkell has served as the Company's President and Secretary since April 2005. From 2002 until 2005, Mr. Arkell was a principal with Gramercy Venture Advisors, a venture capital and merger and acquisition advisory firm targeting small and mid-size businesses. From 2001 to 2002, Mr. Arkell was the CEO of LibertyScape, Inc. a wireless software development company. From 1999 to 2000, Mr. Arkell was Vice President Business Development for Versifi Technologies, Inc. Mr. Arkell holds an MBA from California Polytechnic State University, San Luis Obispo and a BA (Econ) from the University of New Mexico.

        Thomas Brown, Chief Financial Officer.    Mr. Thomas Brown has served as the Company's CFO since April 2005. From 1997 to the present, Mr. Brown has served as a Managing Director of Wyndham Capital Corporation, an investment banking firm. From 1987 to 1997, Mr. Brown was co-founder and managing director of Ablum, Brown & Company a private investment banking firm serving middle market companies, individual investors, leveraged buyout groups, divisions and subsidiaries of larger corporations. Mr. Brown holds a BS in Finance from the University of Southern California and is a Chartered Financial Analyst (CFA).

        John Gainor, Director of Business Development.    Mr. John Gainor has served as the Director of Business Development for the Company since May 1, 2005. From 2004 to 2005, he was a sales representative with DataLink Networks, a computer reseller. From 2001 to 2004, he served as the regional sales manager for Surebridge, Inc., an application service provider ("ASP"). From 2000 to 2001, he served as an account representative for Akamai Technologies, Inc. From 1999 to 2000, he served as a sales manager with Corio, Inc. From 1994 to 1999, he was Senior Territory Manager with Allergan, Inc. From 1990 to 1994, he was a sales representative with Zimmer Larson Orthopedics. Mr. Gainor holds a BA degree from University of California, Berkeley.

Item 6.    Executive Compensation.

        Mr. J. Bradley Hall was the only executive officer that was engaged during the fiscal year ended March 31, 2005. Mr. Hall received only cash compensation for his services from the Company's inception in December 2004 through March 31, 2005, which did not exceed $10,000. The Company has not adopted a stock option plan or any long term incentive plans and did not have any stock options outstanding at March 31, 2005.

        On February 15, 2005, the Company entered into a consulting agreement (the "Agreement") with J. Bradley Hall, to serve as the Company's Chairman of the Board and Chief Executive Officer. The agreement calls for Mr. Hall to receive base fees of $114,000 per annum. In addition, Mr. Hall is eligible for performance-based bonus compensation for achieving certain milestones. Mr. Hall is entitled to reasonable and customary group health, disability and life insurance and participation in Company sponsored stock option and retirement plans. The Agreement also requires the Company to provide Mr. Hall a relocation allowance of $30,000 commencing upon establishment of a corporate office in Southern California. In the event that Mr. Hall's services are terminated without cause, he is entitled to severance equal to 24 months of continued base fee payments and the acceleration of all unvested stock options. In the event that Mr. Hall terminates his services for good cause, as defined in the Agreement, he will be entitled to severance equal to 12 months of continued base fee payments.

        On April 18, 2005, the Company entered into a six-month consulting agreement with Mr. Simon Arkell to serve as the Company's president. Mr. Arkell is not required to work full time for the Company, but is to devote as much time to the services as is reasonably necessary. Under the term of the agreement, Mr. Arkell received an initial payment of $8,500 and will receive an additional $8,500 per month during the term. Under the terms of the agreement, Mr. Arkell has granted the Company a repurchase right on 800,000 shares of the common stock purchased by Mr. Arkell on the Company's formation if Mr. Arkell terminates his services with the Company. The repurchase right grants the Company the right to repurchase the shares of common stock at their original purchase price of $.001, and expires at a rate of 133,333 of such shares for each quarter that Mr. Arkell continues his services.

        On April 18, 2005, the Company entered into a six-month consulting agreement with Wyndham Capital pursuant to which Mr. Thomas Brown serves as the Company's CFO. Mr. Brown is not required to work full time for the Company, but is to devote as much time to the Company as is reasonably necessary. Under the term of the agreement, Mr. Brown receives cash compensation in the amount of $7,500 per month during the term. Under the terms of the agreement, Mr. Brown has granted the Company a repurchase right on the 100,000 shares of the common stock purchased by Mr. Brown on the Company's formation if Mr. Brown terminates his services with the Company. The repurchase right grants the Company the right to repurchase the shares of common stock at their original purchase price of $.001 and expires at a rate of 16,667 of such shares per month that Mr. Brown continues his services.

Item 7.    Certain Relationships and Related Transactions.

        On February 22, 2005, we entered into a subscription agreement with J. Bradley Hall for the purchase of 1 million shares of Series A preferred stock and 1 million warrants to purchase common stock for an aggregate purchase price of $1 million. The Series A preferred stock is convertible into common stock at $1.00 per share, subject to "full ratchet" anti-dilution protection for new issuances. In addition, the holders of Series A preferred stock are entitled to certain preemptive rights with respect to the Company's issuance of additional capital stock. The Series A preferred stock is redeemable by the Company at any time prior to May 6, 2007 upon payment of a redemption premium of eight percent (8%), plus accrued and unpaid dividends. After that date, the redemption premium is increased to sixteen percent (16%). The warrants grant the holder the right to acquire shares of common stock at a price of $.0005 per share, subject to full ratchet anti-dilution until August 22, 2010.

        On March 15, 2005, we acquired an exclusive worldwide right to license our BPM software from 4159748 Canada, Inc. The terms of the agreement provided for a one-time payment of $150,000 and an ongoing royalty payment of one percent (1%) of gross proceeds received from the licensed software, up to a maximum of $1 million. The software license agreement calls for minimum quarterly royalty payments of $25,000. For the fiscal year ended March 31, 2005, we made payments of $175,000 to 4159748 Canada, Inc., comprised of the initial $150,000 payment and a quarterly royalty payment of $25,000. We have not sold any product based on the BPM software to date. Mr. J. Bradley Hall, the Chairman and CEO of the Company is the Chairman and CEO of 4159748 Canada, Inc. and owns one hundred percent (100%) of 4159748 Canada, Inc.'s outstanding capital stock.

        On May 16, 2005, we completed the purchase of substantially all of the assets of Versifi Technologies, Inc. in exchange for 1,200,000 shares of our common stock. Mr. Simon Arkell, an officer of the Company, was the Chairman, Chief Executive Officer and a stockholder of Versifi at the time of the asset purchase. In connection with the asset purchase, Mr. Arkell received from Versifi 418,942 shares of our common stock as his pro rata allocation of the purchase price, based upon his ownership position in that company at the time of the transaction.

Item 8.    Description of Securities.

        Our authorized capital stock consists of 205,000,000 shares of which 175,000,000 are designated common stock and 30,000,000 are designated as preferred stock.

Common Stock

        We are authorized to issue 175,000,000 shares of common stock, $.001 par value per share, of which 35,026,254 were outstanding as of May 15, 2005. Holders of our common stock have equal rights to receive dividends when, and if, declared by our Board of Directors, out of funds legally available therefore. Holders of our common stock are entitled to one vote per share and do not have cumulative voting rights. In the event of liquidation, holders of our common stock are entitled to share ratably in the net assets available for distribution to stockholders, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

        We are authorized to issue 30,000,000 shares of preferred stock, $.0001 par value per share, of which 1,000,000 shares have been designated Series A preferred stock and are currently outstanding.

        The Series A preferred stock ranks senior to any junior class of preferred stock and to the common stock. Upon the occurrence of any liquidation event, holders of the Series A preferred stock will be entitled to receive, out of any funds available for distribution, an amount equal to their original purchase price, plus accrued and unpaid dividends prior to any distribution to any junior series of preferred stock or common stock. The Series A preferred stock accrues dividends quarterly at the rate of ten percent (10%) per annum. Dividends are payable in cash at the time of conversion of the Series A preferred stock into common stock or upon the occurrence of a liquidation event. Each share of Series A preferred stock is convertible into one share of common stock at any time at the election of the holder, subject to adjustment for stock splits, dividends and reorganization. In addition, the conversion rate of the Series A preferred stock is subject to a "full ratchet" anti-dilution protection in the event that the Company issues common stock or equivalents at a price or conversion price of less than $1.00 per share while the Series A preferred stock is outstanding. The Series A preferred stock is redeemable by the Company at any time prior to May 6, 2007 upon payment of a redemption premium of eight percent (8%), plus accrued and unpaid dividends. After that date, the redemption premium is increased to sixteen percent (16%). Any matter that adversely affects the Series A preferred stock must be approved by the holders of a majority of the Series A preferred stock. On all other matters, the Series A preferred stock votes with the common stock as a single class, on an as-converted basis. Holders of Series A preferred stock are entitled to preemptive rights in any subsequent equity financing, excluding certain share issuances to officers and directors or in connection with strategic acquisitions, in order to maintain their percentage ownership interest in the Company on an as-converted, fully diluted basis. The holders of the Series A preferred stock are entitled to "most favored investor" status until May 6, 2006. In the event that prior to that date the Company issues any securities to a third party with terms that are more favorable than those that are granted to the Series A preferred stockholder, the Company has agreed to revise the Series A preferred stock to reflect those more favorable terms.

        Within the limits and restrictions provided in our Articles of Incorporation, our Board of Directors has the authority, without further action by our shareholders, to issue up to an additional 29,000,000 shares of preferred stock, in one or more series, and to fix, as to any such series, any dividend rate, redemption price, preference on liquidation or dissolution, sinking fund terms, conversion rights, voting rights and any other preference or special rights and qualifications.

Anti-Takeover Provisions of our Articles of Incorporation

        As described above, our Board of Directors is authorized without further stockholder action, to designate any number of series of preferred stock with such rights, preferences and designations as determined by our Board. Shares of preferred stock issued by our Board of Directors could be utilized, under certain circumstances, to make an attempt to gain control of our Company more difficult or time consuming. For example, shares of preferred stock could be issued with certain rights that might have the effect of diluting the percentage of common stock owned by a significant stockholder or issued to purchasers who might side with management in opposing a takeover bid that our Board of Directors determines is not in the best interest of us and our stockholders. The existence of the preferred stock may, therefore, be viewed as having possible anti-takeover effects.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

        Our common stock is listed for trading on the Pink Sheets maintained by the NASD under the symbol "AZTN". The current Company merged into AZTN in a reverse merger transaction which took effect in December 2004. Since that time, there has been no active trading in the Company's common stock.

        At May 15, 2005, the Company had 35,026,254 shares outstanding. In addition, there are 1,000,000 shares issuable upon conversion of the outstanding Series A preferred stock and 1,000,000 shares issuable upon exercise of outstanding warrants. Of the shares outstanding, 20,000,000 shares were issued in a private placement in December 2004 pursuant to an exemption from registration provided by Rule 504 of Regulation D and are unrestricted shares. The balance of the outstanding shares was issued to affiliates and nonaffiliates in private placement transactions that took place from December 2004 to May 2005. Those shares are restricted securities as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can only be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. None of the Company's common stock is being, or has been proposed to be, sold by the Company in a registered public offering.

        At May 15, 2005, there were approximately 75 holders of record of our common stock. The record holders include some brokerage firms and nominees who may be holding shares in "street name" for the benefit of other holders. The Company believes that the actual number of beneficial owners of its common stock is slightly higher then the number of record holders.

        We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on common stock in the foreseeable future.

Item 2. Legal Proceedings.

        We are not currently involved in any legal proceedings.

Item 3. Changes in and Disagreements with Accountants.

        We have retained Corbin & Company, LLP as our independent registered public accounting firm for the fiscal year ended March 31, 2005. We have not previously engaged any other independent registered public accounting firm and there are no disagreements between us and Corbin & Company, LLP.

Item 4. Recent Sales of Unregistered Securities.

        On December 16, 2004, the Company entered into a merger with DTG Multimedia, Inc. in which the Company was the surviving entity. At the time of the merger, DTG Multimedia, Inc. was a publicly traded corporation with its shares traded on the Pink Sheets. In connection with the merger, DTG Multimedia, Inc. affected a one for one thousand reverse stock split, such that its existing outstanding shares of common stock were reduced to an aggregate of 26,254 shares at the time of the merger.

        On December 31, 2004, we issued 13,800,000 shares of common stock in exchange for a subscription receivable of $13,800 to certain founders of the Company, including 11,000,000 shares to J. Bradley Hall, 1,300,000 to Simon Arkell and 100,000 to Thomas G. Brown, each of which are executive officers of the Company. The shares were issued in a private placement pursuant to Section 4(2) promulgated under the Securities Act of 1933.

        On December 31, 2004, we issued 20,000,000 shares of common stock to Tenby Holdings, Inc. for a subscription receivable of $20,000. Tenby Holdings, Inc. then distributed those shares to its 15 stockholders as a dividend distribution. The shares were issued in a private placement pursuant to Section 4(2) and Rule 504 of Regulation D promulgated under Securities Act of 1933.

        On February 22, 2005, we sold 1 million shares of Series A preferred stock and 1 million common stock purchase warrants to J. Bradley Hall, a director of the corporation, in exchange for a subscription receivable of $1 million. The shares and warrants were issued in a private placement pursuant to Section 4(2) and Rule 506 of Regulation D promulgated under Securities Act of 1933.

        On April 28, 2005, the Company entered into a six-month contract with a third party for press relations in consideration for the issuance a cashless warrant to acquire 30,000 common shares of the Company. The warrants were issued in a private placement pursuant to Section 4(2) of the Securities Act of 1933.

        On May 16, 2005, we issued 1.2 million shares of common stock to Versifi Technologies, Inc. in connection with the acquisition of substantially all of Versifi's assets. The shares were issued in a private placement pursuant to Section 4(2) of the Securities Act of 1933.

Item 5. Indemnification of Directors and Officers.

        The Nevada General Corporation Laws and our Bylaws provide for indemnification of the corporation's directors, officers, employees and agents for liabilities and expenses that they may incur as a result of his or her acting in such capacities. In general, directors, officers, employees and agents are indemnified with respect to actions taken in good faith, in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

PART F/S

AMAZING TECHNOLOGIES CORP.
(FORMERLY KNOWN AS DTG MULTIMEDIA, INC.)
(A development stage company)

FINANCIAL STATEMENTS

For The Period from December 8, 2004 (inception) through March 31, 2005 with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AMAZING TECHNOLOGIES CORP.
(Formerly known as DTG Multimedia, Inc.)
(a development stage company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Amazing Technologies Corp.

        We have audited the accompanying balance sheet of Amazing Technologies Corp. (a development stage company) (the "Company") as of March 31, 2005 and the related statements of operations, stockholders' deficit and cash flows for the period from December 8, 2004 (inception) through March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amazing Technologies Corp. (a development stage company) as of March 31, 2005 and the results of its operations and its cash flows for the period from December 8, 2004 (inception) through March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses since inception and has yet to be successful in establishing profitable operations. These factors, among others, raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CORBIN & COMPANY, LLP

Irvine, California
July 13, 2005

Amazing Technologies Corp.
(Formerly known as DTG Multimedia, Inc.)
(a development stage company)

Balance Sheet

March 31, 2005
ASSETS

Total assets	$—

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Income taxes payable	$800
Accrued expenses	4,750
Accrued dividends	10,410

Total current liabilities	15,960
Commitments and contingencies
Stockholders' deficit:
Series A convertible redeemable preferred stock, $0.0001 par value, 1,000,000 shares authorized, 1,000,000 shares issued and outstanding (liquidation preference of $1,010,410)	100
Common stock, $0.001 par value, 175,000,000 shares authorized, 35,026,254 shares issued, 33,826,254 shares outstanding	33,826
Additional paid in capital	999,874
Stock subscription receivable	(849,300)
Deficit accumulated during development stage	(200,460)

Total stockholders' deficit	(15,960)

Total liabilities and stockholders' deficit	$—

See accompanying notes to financial statements

Amazing Technologies Corp.
(Formerly known as DTG Multimedia, Inc.)
(a development stage company)

Statement of Operations

For the period December 8, 2004 (inception) through March 31, 2005
Revenue	$—
Operating expenses:
Consulting fees—related party	14,250
Software licensing fees—related party	175,000

Total operating expenses	189,250

Loss before provision for income taxes	$(189,250)
Provision for income taxes	800

Net loss	$(190,050)

Earnings per share—basic and diluted	$(0.01)

Weighted average shares outstanding—basic and diluted	29,022,714

See accompanying notes to financial statements

Amazing Technologies Corp.
(Formerly known as DTG Multimedia, Inc.)
(a development stage company)
Statement of Stockholders' Deficit
For the period December 8, 2004 (inception) through March 31, 2005

							Deficit Accumulated during development stage
	Series A Preferred		Common
					Additional Paid-in Capital	Stock Subscription Receivable		Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance at inception	—	$—	—	$—	$—	$—	$—	$—
Reverse acquisition of DTG Multimedia, Inc.	—	—	26,254	26	(26)	—	—	—
Common stock subscribed at $0.001 per share	—	—	33,800,000	33,800	—	(33,800)	—	—
Series A convertible preferred units subscribed by related party at $1.00 per unit	1,000,000	100	—	—	999,900	(1,000,000)	—	—
Payments on Series A preferred stock subscription	—	—	—	—	—	184,500	—	184,500
Dividends	—	—	—	—	—	—	(10,410)	(10,410)
Net loss for period	—	—	—	—	—	—	(190,050)	(190,050)

Balance at March 31, 2005	1,000,000	$100	33,826,254	$33,826	$999,874	$(849,300)	$(200,460)	$(15,960)

See accompanying notes to financial statements

Amazing Technologies Corp.
(Formerly known as DTG Multimedia, Inc.)
(a development stage company)

Statement of Cash Flows

For the period December 8, 2004 (inception) through March 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(190,050)
Adjustments to reconcile net loss to net cash used in operating activities:
Collection of subscription receivable in exchange for expenses paid on behalf of the Company	184,500
Increase in income taxes payable	800
Increase in accrued expenses	4,750

Net cash used in operating activities	—

Net increase in cash	—
Cash at beginning of period	—

Cash at end of period	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
Interest	$—

Income taxes	$—

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
Common stock subscribed	$33,800

Series A convertible preferred stock subscribed	$1,000,000

Dividends accrued	$10,410

See accompanying notes to financial statements

Amazing Technologies, Corp.
(Formerly known as DTG Multimedia, Inc.)
(a development stage company)

Notes to Financial Statements

For the Period December 8, 2004 (inception) through March 31, 2005

NOTE 1—ORGANIZATION

Organization

        Amazing Technologies Corp. (the "Company") is a Nevada corporation formed on December 8, 2004, and is a development stage public company whose goal is to be the leading acquirer, supplier and integrator of web-based services and real time solutions to small and mid-sized corporations requiring automation, web enablement, ecommerce, mobility and security solutions utilizing Java and .NET "web services" for fast integration with external information.

        On December 16, 2004, the Company entered into a Plan of Merger (the "Merger") with DTG Multimedia, Inc., a Florida corporation ("DTG"), pursuant to which the shareholders of DTG exchanged 26,254,000 shares of its common stock (representing 100% of its then issued and outstanding shares) for 26,254 shares of the Company's common stock. DTG had no assets, liabilities or operations prior to the Merger. The Company continued as the surviving entity.

        Operations are conducted from leased premises in Newport Beach, California.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has not generated any revenue since its inception on December 8, 2004, and has incurred net losses since its inception through March 31, 2005. The Company's ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Proceeds from the sale of the Company's Series A convertible redeemable preferred stock together with cash flows from operations will not be sufficient to fund operations for the fiscal year ending March 31, 2006.

        Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt. The Company has negotiated a letter of intent with an institutional investor for up to $10,000,000 in standby equity financing. The letter of intent is non-binding, subject to execution of definitive agreements, and other conditions precedent. The outcome of these matters cannot be predicted at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its business plan or generate positive operating results.

        These matters, among others, raise substantial doubt about the ability of the Company to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Development Stage Enterprise

        The Company's planned principal operations have not yet commenced. Accordingly, the Company's activities have been accounted for as those of a development stage enterprise as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." All losses since inception have been considered as part of the Company's development stage activities.

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

Fair Value of Financial Instruments

        The Company's financial instruments consist of accrued expenses and a stock subscription receivable. Pursuant to SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying value of its financial instruments in the financial statements to approximate their fair value due to the short maturity of these instruments.

Net Loss per Share

        The Company adopted the provisions of SFAS No. 128, "Earnings Per Share" ("EPS"). SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic EPS includes no dilution and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings or losses of the entity. For the period from inception through March 31, 2005, basic and diluted loss per share are the same since the calculation of diluted per share amounts would result in an anti-dilutive calculation that is not permitted and therefore not included. If such shares were included in diluted EPS, they would have resulted in additional weighted-average common shares of 654,867 in 2005. Such amounts include shares potentially issuable pursuant to convertible Series A preferred stock and outstanding warrants (see Note 4).

Recent Accounting Pronouncements

        In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities." This statement requires that the assets, liabilities and results of the activities of variable interest entities be consolidated into the financial statements of the company that has a controlling financial interest. It also provides the framework for determining whether an entity should be consolidated based on voting interest or significant financial support provided to it. In general, for all entities that were previously considered special purpose entities, FIN 46R should be applied in periods ending after December 15, 2003. Otherwise, FIN 46R is applicable to all public entities for periods ending after December 15, 2004. The adoption of FIN 46R did not have a material impact on the Company's financial condition or results of operations.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets, an amendment of APB Opinion 29, Accounting for Non-Monetary Transactions." The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have "commercial substance." The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The Company adopted this statement on January 1, 2005. The adoption of the statement should not cause a significant change in the current manner in which the Company accounts for its exchanges of non-monetary assets.

NOTE 3—INCOME TAXES

        The provision for income taxes consists of the following as of March 31, 2005:

Current
Federal	$—
State	800

800
Deferred
Federal	64,345
State	11,042

75,387
Less change in valuation allowance	(75,387)

$800

        The components of the net deferred tax asset as of March 31, 2005 is as follows:

Deferred tax asset	$75,387
Less valuation allowance	(75,387)

$—

        Deferred income taxes are provided for the tax effects of temporary differences in the reporting of income for financial statement and income tax reporting purposes and arise principally from net operating loss carryforwards. As of March 31, 2005, the Company had federal and California net operating loss carryforwards of $190,050 and $189,250, respectively, that expire in 2025.

        The Company's effective tax rate differs from the federal and state statutory rates due to the valuation allowance recorded for the deferred tax asset due to unused net operating loss carryforwards. An allowance has been provided for by the Company which reduced the tax benefits accrued by the Company for its net operating losses to zero, as it cannot be determined when, or if, the tax benefits derived from these operating losses will materialize.

NOTE 4—STOCKHOLDERS' EQUITY

Common Stock

        The holders of the Company's common stock are entitled to one vote per share of common stock held.

        On December 31, 2004, the Company issued 13,800,000 shares of common stock in exchange for a subscription receivable of $13,800 to certain founders of the Company. On December 31, 2004, the Company issued 20,000,000 shares of common stock in exchange for a subscription receivable of $20,000.

Series A Preferred Stock

        The Series A preferred stock was offered as a unit. Each unit consisted of one share of the Company's Series A preferred stock and one cashless warrant. Each warrant entitles the holder to purchase one share of the Company's common stock at an exercise price of $0.0005 per share. The warrants expire August 22, 2010.

        Each share of Series A preferred stock is convertible into one share of the Company's common stock at an initial conversion price of $1.00. The initial conversion price will be adjusted depending upon the occurrence of certain events. The holders of these preferred shares shall have the right to vote and cast that number of votes which the holder would have been entitled to cast had such holder converted the shares immediately prior to the record date for such vote. The holders of these shares shall participate in all dividends declared and paid with respect to the common stock to the same extent had such holder converted the shares immediately prior to the record date for such dividend.

        Dividends on the Series A preferred stock will accrue and be paid quarterly in arrears at the rate of 10% per annum of the original subscription price, whether or not declared by the Company's Board of Directors. All accrued and unpaid dividends are payable in cash in full upon the first to occur of (i) the conversion of the Series A preferred stock and cashless warrants into common stock of the Company or (ii) upon the occurrence of a liquidation event, as defined. At March 31, 2005, the Company recorded accrued, but unpaid dividends of $10,410.

        Holders of Series A preferred shares are entitled to a liquidation preference equal to the original subscription price plus any accrued, but unpaid, dividends (at 10% per annum). Such amounts shall be paid on all outstanding Series A preferred shares before any payment shall be made or any assets distributed to the holders of common stock or any future series of stock.

        The Series A preferred shares are redeemable at the option of the Company. If the Company redeems the units within two years of the initial issuance, the Company shall pay the holder an 8% premium plus any accrued but unpaid dividends on the preferred shares. After two years, the premium increases to 16%.

        Holders of Series A preferred shares are entitled to participate in any subsequent equity financings to maintain their percentage interest in the capital stock of the Company by purchasing, on an as-converted, fully diluted basis, a pro rata share of such additional equity at its offering price. These preemptive rights do not apply to shares issued in connection with certain transactions, including conversion of Series A preferred shares to common shares, stock splits, dividends or recapitalizations, permitted mergers or acquisitions and shares issued pursuant to the Company's stock option plan. Additionally, if within one year of subscription of the Series A preferred shares the Company consummates any equity financing with terms more favorable than those granted to the Series A preferred shareholders, the Company will revise the Series A preferred stock offering to provide the same terms to the Series A preferred shareholders.

        The Company requires an approval of a majority of the holders of Series A preferred shareholders to alter or change their rights or privileges by way of a reverse stock split, reclassification, merger, consolidation or otherwise, so as to adversely affect the manner by which the shares of Series A preferred stock are converted into common shares.

        As of March 31, 2005, all Series A preferred shares were held by a Director and officer of the Company. On February 22, 2005, the Company sold 1,000,000 shares of Series A preferred stock and warrants for aggregate consideration of $1,000,000 in the form of a subscription receivable. During the period ended March 31, 2005, the Company recorded a reduction the subscription receivable totaling $184,500, consisting of operating expenses paid directly by the Series A preferred stockholder on behalf of the Company. Under the terms of the subscription agreement, the balance of $815,500 is to be paid on or prior to October 31, 2005. From April 1, 2005 through July 13, 2005, the Company received $424,923 in payments on the subscription receivable; $350,000 in cash and $74,923 of operating expenses and lease deposits paid directly by the Series A preferred stockholder on behalf of the Company.

Issued and Outstanding Common Shares

        From time to time, the Company issues its common shares and holds the shares on behalf of third parties until consummation of certain transactions. The following is a reconciliation of shares issued and outstanding as of March 31, 2005:

2005
Issued shares	35,026,254
Less shares held pursuant to the acquisition of Versifi Technologies, Inc. (See Note 7)	(1,200,000)

Outstanding shares	33,826,254

Stock Warrants

        The Company has issued warrants in connection with the Series A preferred stock, expiring on August 22, 2010. A summary of the warrant activity for the period ended March 31, 2005 is as follows:

	Number of Shares	Weighted Average Exercise Price	Exercisable
Outstanding at December 8, 2004 (inception)	—	$—	—
Issued	1,000,000	0.0005	—
Cancelled, forfeited or expired	—		—

Outstanding at March 31, 2005	1,000,000	$0.0005	—

        Additional information regarding the warrants outstanding as of March 31, 2005 is as follows:

	Outstanding			Exercisable
Exercise Price	Number of Warrants	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.0005	1,000,000	5.0	$0.0005	—	$0.0005

        The warrants can be exercised at any time after August 22, 2005.

NOTE 5—RELATED PARTY TRANSACTIONS

Software License Agreement

        During the period ended March 31, 2005, the Company entered into a software license with a Canadian corporation wholly owned by a Director and officer. The license agreement is cancelable by the Company at any time with 30 days written notice. The license provides for an initial license acquisition payment of $150,000 and a royalty of 1% of gross sales to a maximum of $1,000,000, with minimum quarterly payments of $25,000 to maintain exclusivity of the license. The license agreement has no expiration date. During the period ended March 31, 2005, the Company recorded a software licensing expense of $175,000. The Company elected to record the license fee as an operating expense rather than a capital expenditure due to the uncertainty of the commercial feasibility of the underlying technology.

Consulting Agreements

        On February 15, 2005, the Company entered into a consulting agreement with one of its officers and a board member providing for annual compensation of $114,000 plus $30,000 in relocation expenses, commencing upon establishment of a corporate office in Southern California. In the event that services are terminated without cause, the agreement provides for severance equal to 24 months of continued base fee payments and the acceleration of all unvested stock options. In the event that services terminate for good cause, as defined in the agreement, it provides for severance equal to 12 months of continued base fee payments. During the period ended March 31, 2005, $14,250 was recorded under the terms of this agreement.

        On April 18, 2005, the Company entered into non-exclusive consulting agreements with two of its officers and a key employee. The agreements are for a term of six months for aggregate compensation of $135,000.

        Under the terms of the consulting agreements, the officers have granted the Company a repurchase right on 900,000 shares of common stock purchased by the officers on the Company's formation if the officers terminate services with the Company. The repurchase right grants the Company the right to repurchase the shares of common stock at their original purchase price of $0.001, and expires at a rate of 133,333 shares for each quarter one of the officers continues his services, and at a rate of 16,667 shares per month that the other officer continues his services.

NOTE 6—COMMITMENTS AND CONTINGENCIES

Operating Lease

        On April 1, 2005, the Company sub-leased office space in Newport Beach, California. The terms of the lease provide for monthly rental payments of $8,234 through December 1, 2005 and increasing to $8,528 through November 30, 2006.

        Future minimum rental payments under the facility lease for the years ending March 31 are as follows:

2006	$95,867
2007	68,224

$164,091

Indemnities and Guarantees

        The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party in relation to certain actions or transactions. The Company indemnifies its directors, officers, employees and agents, as permitted under the laws of the State of Nevada. The Company has also indemnified its consultants against any liability arising from the performance of their services pursuant to their consulting agreements. In connection with its facility lease, the Company has indemnified its lessor for certain claims arising from the use of the facilities. The duration of the guarantees and indemnities varies, and is generally tied to the life of the agreement. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated nor incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheet.

NOTE 7—SUBSEQUENT EVENTS

        On April 28, 2005, the Company entered into a six-month contract with a third party for press relations in consideration for the issuance of a cashless warrant to acquire an aggregate of 30,000 common shares of the Company at $0.01 per share, expiring in May 2008.

        Effective May 16, 2005, the Company acquired substantially all the assets of Versifi Technologies, Inc., an entity controlled by an officer of the Company, for 1,200,000 common shares. As a result, the Company will record the net assets acquired at their historical carrying amounts at the date of acquisition. The assets consisted of Versifi's content and personalization software programs.

        Effective June 17, 2005, the Company entered into a material definitive agreement to acquire all of the issued and outstanding capital stock of Hanson Prince Pty. Ltd. A.C.N. Number 103 806 953, d.b.a. Cserv, an Australian corporation ("Cserv"). Cserv is an Australian based ERP system company focused on delivering software, web and mobility solutions to medium sized manufacturing and distribution enterprises in Australia and New Zealand. The acquisition involves both intellectual property and is the Company's first acquisition of a potential Professional Services Firm ("PSF"). The purchase price will be based on Cserv's net income through the period ended June 30, 2005. That transaction is scheduled to close in July 2005, subject to satisfactory completion of due diligence and other customary closing conditions.

PART III

Item 1.    Index to Exhibits.

        The following exhibits required by Item 601 of Regulation SB are filed with this Registration Statement.

Exhibit No.	Description
3.1	Articles of Incorporation
3.2	Articles of Merger, for merger with DTG Multimedia, Inc.
3.3	Certificate of Amendment to Articles of Incorporation, dated as of May 6, 2005
3.4	Bylaws
4.1	Certificate of Designation of Series A preferred stock
4.2	Subscription Agreement for Series A preferred stock
4.3	Common Stock Purchase Warrant issued to J. Bradley Hall in connection with purchase of Series A preferred stock
10.1	Agreement dated December 14, 2004 with respect to purchase of shares of predecessor entity
10.2	Consulting Agreement with J. Bradley Hall
10.3	Consulting Agreement with Simon Arkell
10.4	Consulting Agreement with Wyndham Capital
10.5	Software License Agreement with 4159748 Canada, Inc. dated March 15, 2005
10.6	Asset Purchase Agreement with Versifi Technologies, Inc. dated May 16, 2005
10.7	Stock Purchase Agreement with Hanson Prince Pty. Ltd. d.b.a. Cserv, and the shareholders of Cserv dated June 17, 2005
11	Statement regarding computation of per share earnings(1)
21	Subsidiaries of the Registrant. None.

(1)
Included in the Footnote 1 to the Financial Statements contained in this Registration Statement.

III-1

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMAZING TECHNOLOGIES CORP. (Registrant)

Date: July 21, 2005
	By:	/s/ J. BRADLEY HALL (Signature)*
J. Bradley Hall Chief Executive Officer

III-2

QuickLinks

TABLE OF CONTENTS
PART I
WHO WE ARE
  Item 1. Description of Business.
  Item 2. Management's Discussion and Analysis or Plan of Operation.
  Item 3. Description of Property.
  Item 4. Security Ownership of Certain Beneficial Owners and Management.
  Item 5. Director and Executive Officers, Promoters and Control Persons.
  Item 6. Executive Compensation.
  Item 7. Certain Relationships and Related Transactions.
  Item 8. Description of Securities.
PART II
  Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
  Item 2. Legal Proceedings.
  Item 3. Changes in and Disagreements with Accountants.
  Item 4. Recent Sales of Unregistered Securities.
  Item 5. Indemnification of Directors and Officers.
PART F/S
  AMAZING TECHNOLOGIES CORP. (FORMERLY KNOWN AS DTG MULTIMEDIA, INC.) (A development stage company) FINANCIAL STATEMENTS For The Period from December 8, 2004 (inception) through March 31, 2005 with REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TABLE OF CONTENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Amazing Technologies Corp. (Formerly known as DTG Multimedia, Inc.) (a development stage company) Balance Sheet
Amazing Technologies Corp. (Formerly known as DTG Multimedia, Inc.) (a development stage company) Statement of Operations
Amazing Technologies Corp. (Formerly known as DTG Multimedia, Inc.) (a development stage company) Statement of Stockholders' Deficit For the period December 8, 2004 (inception) through March 31, 2005
Amazing Technologies Corp. (Formerly known as DTG Multimedia, Inc.) (a development stage company) Statement of Cash Flows
Amazing Technologies, Corp. (Formerly known as DTG Multimedia, Inc.) (a development stage company) Notes to Financial Statements For the Period December 8, 2004 (inception) through March 31, 2005
PART III
  Item 1. Index to Exhibits.
SIGNATURES